Volt Information Sciences, Inc.

560 Lexington Avenue

New York, New York 10022

VIA EDGAR

Securities and Exchange Commission	March 25, 2008

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director
Re: Volt Information Sciences, Inc. (the “Company”)
Form 10-K for the fiscal year ended October 28, 2007
Filed January 11, 2008
File No. 1-09232

Dear Mr. Spirgel:

Set forth below are the Staff’s comments to the Company in its letter dated March 4, 2008, regarding the Company’s Form 10-K for the fiscal year ended October 28, 2007 filed on January 11, 2008 (the “10-K”), followed by the Company’s responses. In its response, the Company refers to its Form 10-Q for its first fiscal quarter ended January 27, 2008 (the “10-Q”). Changes contained in the 10-Q, and additional disclosures as described below, will be made in subsequent filings with the Commission to the extent relevant.

Staff Comment 1:

We note that your discussion regarding goodwill and indefinite lived intangible assets does not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material impact on your financial condition or results of operations. Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

Response to Comment 1:

In the Company’s 10-K, the final sentence of critical accounting policies related to goodwill and indefinite lived intangible assets contained the following: “although it believes the assumptions and estimates made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact financials statements”. This language should not be deemed to suggest that the Company was aware of different assumptions it could have used in its prior impairment testing. In the Company’s 10-Q on page 22, the Company has revised its critical accounting policies related to goodwill and indefinite lived intangible assets by the addition of the following sentence:

“If these estimates or their related assumptions change in the future as a result of changes in strategy and/or market conditions, the Company may be required to record an impairment charge in the future.” In subsequent filings, the Company will revise this critical accounting policy to include the following language:

“If the Company were to compare its reporting units to other competitors than those selected, if market conditions or the operational performance of the Company were to change, or if the Company were to use financial indicators other than sales and EBITDA, it might cause the Company to conclude that impairment indicators exist, and that goodwill and other intangible assets associated with an acquired business are impaired.”

The Company does not believe that information is available to quantify the effect of changing any of these factors. The Company performed a sensitivity analysis using its current factors, noting no indicators of impairment.

Staff Comment 2:

We note your disclosure that you reduced cost of sales by approximately $1.0 million and $4.8 million, respectively, to recognize a reduction in general liability insurance costs as a result of a retrospective adjustments related to the Company’s positive claims experience. Tell us why you present general liability insurance costs within cost of sales.

Response to Comment 2:

General liability insurance covers property damage and bodily injury arising from the Company’s operations, such as, actions by temporary workers at customer facilities. Since the cost of the Company’s general liability insurance primarily is determined by the risks within each of the Company’s segments, the Company allocates these costs to its segments based upon their experience. Other general insurance, such as management liability, directors and officers liability, etc., is not part of cost of sales and is included in general corporate expense.

Staff Comment 3:

We note that you present and discuss consolidated segment operation profit on page 4, 36 and 38. We also note that segment operating profit is the measure used by the chief operating decision maker in making decisions about allocating resources to each segment and assessing performance. Please note that the presentation and/or discussion of segment operating profit on a total or consolidated basis results in the presentation of a non-GAAP measure, therefore you are required to comply with Item 10 of Regulation S-K.

Since you disclose that segment profit is a useful measure of evaluating financial performance, you must reconcile it to the most closely comparable GAAP measure of operating performance: net income (loss). Further, please discuss the usefulness of the measure to investors and, at a minimum, the following:

•	the manner in which management uses segment profit to conduct or evaluate the business;
•	the economic substance behind management’s decision to use segment profit;
•	the material limitations associated with the use of segment profit as compared to the use of the most directly comparable GAAP measure, net income (loss); and
•	the manner in which management compensates for these limitations when using segment profit.

We believe your discussion of the material limitations of the non-GAAP measure you present should address each item excluded from the measure, discuss why management believes it is useful and relevant to exclude those items and explain why excluding each item results in the measure having material limitations.

Response to Comment 3:

In the segment operating table on page 4 of the 10-K, the Company reconciled its segment operating profit, a non-GAAP measure, to its income before income taxes, a GAAP measure. The reconciling items contained in the table were general corporate expenses, interest income and other (expense) income, interest expense and foreign exchange loss. In the Company’s 10-Q in Note H on page 12, the Company has revised the narrative contained in its segment footnote, as follows:

“Financial data concerning the Company’s sales and segment operating profit (loss) by reportable operating segment for the three months ended January 27, 2008 and January 28, 2007 are as follows:

“Operating (loss) profit, a non-GAAP measure, is comprised of total net sales less cost of sales (direct costs and overhead). In computing operating (loss) profit, none of the following items have been added or deducted: general corporate expense; interest expense; fees related to sales of accounts receivable; interest income and income taxes.

“General corporate expenses, a non-GAAP measure, consists of the Company’s shared service centers, and include, among other items, enterprise resource planning, human resource, corporate accounting and finance, treasury, legal and executive functions. In order to leverage the Company’s infrastructure, these functions are operated under a centralized management platform, providing support services throughout the organization. The costs of these functions are included within general corporate expenses as they are not directly allocable to a specific category.”

In subsequent filings, the Company will further revise its disclosure to state the following:

“Gross profit, a non-GAAP measure, is comprised of total net sales less direct costs, and operating (loss) profit, a non-GAAP measure, is comprised of gross profit less overhead. Overhead, a non-GAAP measure, is comprised of indirect costs required to support each segment’s operations, and is included in cost of sales in the statements of operations, along with selling and administrative and depreciation expenses, which are reflected separately in the statements of operations. In computing operating (loss) profit, none of the following items have been added or deducted: general corporate expense; interest expense; fees related to sales of interests in accounts receivable; interest income and income taxes.

“General corporate expenses, a non-GAAP measure, consists of the Company’s shared service centers, and include, among other items, enterprise resource planning, human resource, corporate accounting and finance, treasury, legal and executive functions. In order to leverage the Company’s infrastructure, these functions are operated under a centralized management platform, providing support services throughout the organization. The costs of these functions are included within general corporate expenses as they are not directly allocable to a specific segment.

“Operating (loss) profit has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. Some of these limitations are due to the omission of: (a) interest income earned by the Company on excess cash generated by its segments; (b) interest expended on corporate debt necessary to finance the segments’ operations and capital expenditures; and (c) fees related to sales of interests in accounts receivable. Because of these limitations, operating (loss) profit should only be used on a supplemental basis combined with GAAP results when evaluating the Company’s performance.”

The reason the Company believes that its segment operating profit is a useful measure of evaluating financial performance is that the segments have little or no control over the general corporate expenses, interest expense, fees related to sales of interests in accounts receivable, interest income and income taxes. The Company believes that the most efficient method for its executives to manage their operations is for them to concentrate on monitoring the costs over which they have control. The segment executives are evaluated and incentivized on their operating profit, which is their net income before these reconciling items. In addition, since many competitors of the Company use segment operating profit within their published financial statements, it provides management, investors and equity analysts a measure to analyze operating performance of each business segment against historical and competitors’ data.

In subsequent filings, the Company will include a supplemental table to reconcile the GAAP information contained in the statement of operations to the non-GAAP segment information contained in the management discussion and analysis. For the 10-Q, the current quarter reconciliation of operating (loss) profit by segment to (loss) income before minority interest and income taxes is as follows:

	Three Months Ended January 27, 2008
	(Dollars in Millions)
	Total	Staffing Services	Telephone Directory	Telecommunications Services	Computer Systems	Corporate & Eliminations
Sales	$590.5	$481.8	$14.7	$47.2	$50.8	($4.0)

Direct Costs	488.2	407.9	8.2	51.4	24.7	(4.0)
Overhead	84.5	54.2	1.6	14.3	14.4	-
Cost of Sales	572.7	462.1	9.8	65.7	39.1	(4.0)

Selling & Administrative	25.1	11.0	3.7	0.2	2.0	8.2
Restructuring	1.5	-	-	-	1.5	-
Depreciation	9.9	3.3	0.5	0.5	4.9	0.7

Operating (loss) profit	(18.7)	5.4	0.7	(19.2)	3.3	(8.9)
Interest income and other (expense), net	(0.4)					(0.4)

Foreign exchange	(0.3)					(0.3)
Interest expense	(1.6)					(1.6)
(Loss) income before minority interest and income taxes	($21.0)	$5.4	$0.7	($19.2)	$3.3	($11.2)

Staff Comment 4:

Please revise to include a discussion of your cost of sales. We further note your discussion of general corporate expenses in the summary of your consolidated results of operations. However, general corporate expense is not a line item in your consolidated statements of operations. Please revise to include your discussion of general corporate expenses within your results of operations for your segment reporting.

Response to Comment 4:

In the Company’s 10-Q on page 29, the Company has added the following discussion of cost of sales to its summary of consolidated results of operations:

“Cost of sales increased to $572.7 million, or 97% of sales, in the first quarter of fiscal 2008 from $513.1 million, or 93%, of sales in the comparable quarter of fiscal 2007. In late January 2008, the Company learned that it may not be reimbursed for certain costs under an installation contract in the Telecommunications Services segment and the Company has revalued its reserves to include such uncertainty. The increase in cost of sales as a percentage of sales is primarily due to the $19.3 million loss reserve established in the first quarter of fiscal 2008 for certain costs included in inventory related to work performed and for additional costs expected to be incurred to complete that work under that contract. Excluding this reserve, cost of sales would have been $553.4 million, or 94% of sales, which is comparable to the prior period.”

In the Company’s 10-Q, the Company has removed any references to corporate general expenses from the summary of consolidated results of operations. The following discussion has been added to the end of the individual segment discussions on page 34 of the 10-Q:

“GENERAL CORPORATE EXPENSES

General corporate expenses decreased by $1.4 million, or 13%, to $8.9 million in the first quarter of fiscal 2008. This decrease was primarily due to a reduction in amortization of the Corporate ERP system software and decreased communication costs.”

Staff Comment 5:

We note that you present profit and overhead by segment in your results of operations. However, these line items are not presented in your segment footnote on page 88. Please revise or advise. You should also discuss each line item.

Response to Comment 5:

In the Company’s 10-Q in Note H on page 12, the Company has revised the narrative and succeeding table contained in its segment footnote, as follows:

“Financial data concerning the Company’s sales and segment operating profit (loss) by reportable operating segment for the three months ended January 27, 2008 and January 28, 2007 are as follows:

“Operating (loss) profit, a non-GAAP measure, is comprised of total net sales less cost of sales (direct costs and overhead). In computing operating (loss) profit, none of the following items have been added or deducted: general corporate expense; interest expense; fees related to sales of accounts receivable; interest income and income taxes.

“General corporate expenses, a non-GAAP measure, consist of the Company’s shared service centers, and include, among other items, enterprise resource planning, human resource, corporate accounting and finance, treasury, legal and executive functions. In order to leverage the Company’s infrastructure, these functions are operated under a centralized management platform, providing support services throughout the organization. The costs of these functions are included within general corporate expenses as they are not directly allocable to a specific category.”

	Three Months Ended
	January 27, 2008	January 28, 2007
Net Sales:
Staffing Services
Staffing	$468,571	$455,095
Managed Services	296,545	294,499
Total Gross Sales	765,116	749,594
Less: Non-Recourse Managed Services	(283,312)	(282,645)
Net Staffing Services	481,804	466,949
Telephone Directory	14,668	17,643
Telecommunications Services	47,203	21,381
Computer Systems	50,783	46,532
Elimination of intersegment sales	(3,965)	(3,706)
Total Net Sales	$590,493	$548,799

Gross Profit (Loss):
Staffing Services	$73,915	$71,435
Telephone Directory	6,436	8,031
Telecommunications Services	(4,166)	4,771
Computer Systems	26,118	24,744

Total Gross Profit	102,303	108,981

Overhead:
Staffing Services	68,446	66,087
Telephone Directory	5,774	5,879
Telecommunications Services	14,999	5,448
Computer Systems	22,866	19,050
Total Overhead	112,085	96,464

Segment Operating Profit (Loss):
Staffing Services	5,469	5,348
Telephone Directory	662	2,152
Telecommunications Services	(19,165)	(677)
Computer Systems	3,252	5,694
Total Segment Operating (Loss) Profit	(9,782)	12,517

General corporate expenses	(8,904)	(10,283)
Total Operating (Loss) Profit	(18,686)	2,234

Interest income and other (expense), net	(405)	(319)
Foreign exchange loss, net	(309)	(87)
Interest expense	(1,622)	(628)

(Loss) Income Before Minority Interest and Income Taxes	$(21,022)	$1,200

In subsequent filings, the Company will further revise its disclosure to state the following:

“Gross profit, a non-GAAP measure, is comprised of total net sales less direct costs, and operating (loss) profit, a non-GAAP measure, is comprised of gross (loss) profit less overhead. Overhead, a non-GAAP measure, is comprised of indirect costs required to support each segment’s operations, and is included in cost of sales in the statements of operations, along with selling and administrative and depreciation expenses, which are reflected separately in the statements of operations. In computing operating (loss) profit, none of the following items have been added or deducted: general corporate expense; interest expense; fees related to sales of interests in accounts receivable; interest income and income taxes.

“General corporate expenses, a non-GAAP measure, consists of the Company’s shared service centers, and include, among other items, enterprise resource planning, human resource, corporate accounting and finance, treasury, legal and executive functions. In order to leverage the Company’s infrastructure, these functions are operated under a centralized management platform, providing support services throughout the organization. The costs of these functions are included within general corporate expenses as they are not directly allocable to a specific segment.

“Operating (loss) profit has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. Some of these limitations are due to the omission of: (a) interest income earned by the Company on excess cash generated by its segments; (b) interest expended on corporate debt necessary to finance the segments’ operations and capital expenditures; and (c) fees related to sales of interests in accounts receivable. Because of these limitations, operating (loss) profit should only be used on a supplemental basis combined with GAAP results when evaluating the Company’s performance.”

In subsequent filings, the Company will include a supplemental table to reconcile the GAAP information contained in the statement of operations to the non-GAAP segment information contained in the management discussion and analysis. For the 10-Q, the current quarter reconciliation of operating (loss) profit by segment to (loss) income before minority interest and income taxes is as follows:

	Three Months Ended January 27, 2008
	(Dollars in Millions)
	Total	Staffing Services	Telephone Directory	Telecommunications Services	Computer Systems	Corporate & Eliminations
Sales	$590.5	$481.8	$14.7	$47.2	$50.8	($4.0)

Direct Costs	488.2	407.9	8.2	51.4	24.7	(4.0)
Overhead	84.5	54.2	1.6	14.3	14.4	-
Cost of Sales	572.7	462.1	9.8	65.7	39.1	(4.0)

Selling & Administrative	25.1	11.0	3.7	0.2	2.0	8.2
Restructuring	1.5	-	-	-	1.5	-
Depreciation	9.9	3.3	0.5	0.5	4.9	0.7

Operating (loss) profit	(18.7)	5.4	0.7	(19.2)	3.3	(8.9)
Interest income and other (expense), net	(0.4)					(0.4)

Foreign exchange	(0.3)					(0.3)
Interest expense	(1.6)					(1.6)
(Loss) income before minority interest and income taxes	($21.0)	$5.4	$0.7	($19.2)	$3.3	($11.2)

Staff Comment 6:

Please revise to disclose the annual amount of interest on your debt. You may include interest in the table or in a footnote to the table.

Response to Comment 6:

In the Company’s Form 10-K for the fiscal year ended November 2, 2008, the Company will disclose the annual amount of interest on its debt in a footnote to its contractual cash obligations table.

Please note that the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures in the filing, (b) the Staff comments or the Company’s changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Following your review of this letter, we would appreciate you telephoning our counsel, Mr. Michael J. Shef at Troutman Sanders LLP (212-704-6140), if you have any questions or need any additional information.

Thank you for your consideration.

Very truly yours,

/s/ Jack Egan

Jack Egan

Senior Vice President and Chief Financial Officer

cc:	Kyle Moffatt
Inessa Kessman